

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

<u>**via U.S. mail and facsimile**</u>

Mr. Gary Reed, Chief Executive Officer
Alternative Energy Partners, Inc.
1365 N. Courtenay Parkway, Suite A
Merritt Island, FL 32953

> **RE:** **Alternative Energy Partners, Inc.**
> **Form 8-K Item 4.01**
> **Filed September 27, 2010**
> **Form 8-K/A Item 4.01**
> **Filed November 30, 2010**
> **File No. 333-154894**

Dear Mr. Reed:

    We have completed our review of your filing and amendment and have no further comments at this time.

                                          Sincerely,

                                          Jenn Do
                                          Staff Accountant